Filed by: Science Applications International Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Science Applications International Corporation

Registration No.: 000-12771

SAIC Capital Restructuring & Initial Public Offering (IPO)

SAIC Capital Restructuring & IPO > Questions & Answers

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Letter from Ken Dahlberg Video Address from Ken Dahlberg Press Release SEC Filings Questions & Answers Submit a Question Who to Contact/Resources Trade Date Information Comparison of Benefits	This is an alternate index to all of the Q&As which appear in the Supplemental Q&A filed with the SEC. This index organizes the questions and answers by the topics most frequently asked and accessed by employees. For reference, it includes the question number from the Supplemental Q&A. Please note that several of the Supplemental Q&A questions appear more than once because the answer pertains to more than one topic area.
1. Rationale and Timing
a. Deal with stock trade imbalance b. Increase liquidity c. Support independence
2. Transaction & SAIC Structure Overview
a. Bull, Inc. b. Subsidiaries/Joint Ventures c. Special Meeting(s) of Stockholders
3. Merger
Questions/Feedback	4. IPO
See the Who to Contact/Resources page for contact information and hotline listings.	5. Special Dividend
6. Employee Ownership 7. My Stock Account(s) a. Preferred Stock b. Loans - Stock Purchase, Stock Pledge, Retirement Plans
c. Taxes d. Stock Transfers e. Employment Status Changes

8.	Buying and Selling

a. Upcoming Trade
b. Right of Repurchase
c. Financial Hardships (Direct Stock and Retirement Plans) d. ESPP e. FTBP f. Lock-up Period

9.	Options & Vesting Stock

a. Bonus Program

10.	Retirement Programs

a. 401(k) b. ESRP c. Non-Qualified Plans d. Telcordia e. AMSEC

1.	Rationale & Timing

• Q3. Why are we pursuing these transactions now?

• Q4. Did we consider any other options besides the IPO?

• Q5. Why didn’t we tell our employees and stockholders about the IPO sooner?

• Q7. Will our new corporate structure affect the way we conduct business?

• Q8. How long will it take to complete the proposed transactions?

• Q127. What is the purpose of the special dividend? Updated 14 Oct 2005

• Q131. Did we consider paying off some or all of our long-term debt rather than paying the special dividend? Added 23 Sep 2005

• Q177. Why did the Company file Amendments to the Form S-1 and Form S-4 Registration Statements? Added 14 Oct 2005

1a.	Deal with stock trade imbalance

	•	Q2. Why are we pursuing these transactions?

	•	Q4. Did we consider any other options besides the IPO?

	•	Q5. Why didn’t we tell our employees and stockholders about the IPO sooner?

1b.	Increase liquidity

	•	Q2. Why are we pursuing these transactions?

1c.	Support independence

	•	Q2. Why are we pursuing these transactions?

	•	Q9. Will New SAIC essentially be the same company after we have outside investors? Updated 15 Nov 2005

	•	Q25. How much stock are we selling to the public?

	•	Q26. How was the size of the IPO determined?

2.	Transaction & SAIC Structure Overview

	•	Q1. What transactions do we intend to complete? Updated 14 Oct 2005

	•	Q2. Why are we pursuing these transactions?

	•	Q3. Why are we pursuing these transactions now?

	•	Q4. Did we consider any other options besides the IPO?

	•	Q5. Why didn’t we tell our employees and stockholders about the IPO sooner?

	•	Q6. How will the merger and the IPO affect our corporate structure?

	•	Q7. Will our new corporate structure affect the way we conduct business?

	•	Q8. How long will it take to complete the proposed transactions?

	•	Q9. Will New SAIC essentially be the same company after we have outside investors? Updated 15 Nov 2005

	•	Q10. Will our relationships with customers, suppliers and employees change?

	•	Q11. Will our executive officers or the members of our board of directors change? Updated 15 Nov 2005

	•	Q12. Does management still think employee ownership is important?

	•	Q21. What is an IPO?

	•	Q25. How much stock are we selling to the public?

	•	Q26. How was the size of the IPO determined?

	•	Q28. Who do we expect will buy shares in the IPO?

	•	Q53. How will New SAIC’s restated certificate of incorporation be different from our current certificate of incorporation?

	•	Q54. How will New SAIC’s restated bylaws be different from our current bylaws?

	•	Q107. Will SAIC continue to act as its own transfer agent?

	•	Q177. Why did the Company file Amendments to the Form S-1 and Form S-4 Registration Statements? Added 14 Oct 2005

2a.	Bull, Inc.

	•	Q107. Will SAIC continue to act as its own transfer agent?

	•	Q109. Will I need to open an account at a new brokerage firm after the merger and the IPO?

	•	Q110. Will I need to pay a commission for stock transactions after the merger and the IPO?

	•	Q115. Will we continue to maintain stock records with respect to the class A and class B common stock of Old SAIC?

	•	Q117. After the merger and the IPO, will I or my financial advisor be able to speak with someone at SAIC about my directly held stock?

2b. Subsidiaries/Joint Ventures

	•	Q7. Will our new corporate structure affect the way we conduct business?

	•	Q13. What does the merger entail and why are we merging with one of our subsidiaries?

2c.	Special Meeting(s) of Stockholders

	•	Q8. How long will it take to complete the proposed transactions?

	•	Q65. Will we continue to award bonus shares under the 1984 Bonus Compensation Plan?

	•	Q66. Will we continue to grant options under the 1999 Stock Incentive Plan? Updated 15 Nov 2005

	•	Q83. How will the merger and the IPO impact the 2004 ESPP?

	•	Q155. Can I vote the shares held in the SAIC Exchangeable Stock Fund and the SAIC Non-Exchangeable Stock Fund, or does the trustee vote the shares? Added 23 Sep 2005

	•	Q172. After the merger and the IPO, will stock awards granted to employees be for new common stock with one vote per share or new class A preferred stock with 10 votes per share? Added 23 Sep 2005

	•	Q173. After the merger and the IPO, will options granted to employees be options to purchase new common stock with one vote per share or options to purchase new class A preferred stock with 10 votes per share? Updated 15 Nov 2005

3.	Merger

	•	Q1. What transactions do we intend to complete? Updated 14 Oct 2005

	•	Q2. Why are we pursuing these transactions?

	•	Q9. Will New SAIC essentially be the same company after we have outside investors? Updated 15 Nov 2005

	•	Q10. Will our relationships with customers, suppliers and employees change?

	•	Q11. Will our executive officers or the members of our board of directors change? Updated 15 Nov 2005

	•	Q13. What does the merger entail and why are we merging with one of our subsidiaries?

	•	Q14. What will I be entitled to receive in the merger? Updated 15 Nov 2005

	•	Q15. Why will I be entitled to receive two shares of new class A preferred stock (rather than just one share) for every one share of class A common stock that I own? Why will I be entitled to receive 40 shares of new class A preferred stock (rather than just 20 shares) for every one share of class B common stock that I own?

	•	Q17. What are the tax consequences of the merger? Updated 15 Nov 2005

	•	Q18. Do I have appraisal rights?

	•	Q19. What happens if the stockholders do not adopt the merger agreement?

	•	Q20. Can our board of directors abandon the merger and other transactions even if stockholder approval is obtained?

•	Q4. Did we consider any other options besides the IPO?

•	Q63. Will the merger or the IPO impact vesting schedules for my outstanding stock and options?

•	Q65. Will we continue to award bonus shares under the 1984 Bonus Compensation Plan?

•	Q66. Will we continue to grant options under the 1999 Stock Incentive Plan? Updated 15 Nov 2005

•	Q82. Now that I’ve been advised of the merger and the IPO, can I change my mind and unwind a previous option exercise? Can I cancel a current option exercise transaction if it hasn’t been processed yet?

•	Q136. Will the merger or the IPO impact the vesting schedule or expiration date of my outstanding stock options? Will I lose them if I don’t exercise them before the merger or the IPO? Added 23 Sep 2005

•	Q138. Will the merger or the IPO affect when I may exercise my outstanding stock options? Added 23 Sep 2005

•	Q139. Will the merger or the IPO affect the process I use to exercise stock options? Added 23 Sep 2005

•	Q178. In the Amendment to the S-4 filed with the SEC on October 14, 2005, the company says that the special dividend will be declared and paid by Old SAIC on shares of Old SAIC common stock. The S-4 filed with the SEC on September 1, 2005 stated the special dividend would be declared and paid by New SAIC on new class A preferred stock. How will this change impact holders of class A common stock and class B common stock? Added 14 Oct 2005

4.	IPO

	•	Q1. What transactions do we intend to complete? Updated 14 Oct 2005

	•	Q2. Why are we pursuing these transactions?

	•	Q4. Did we consider any other options besides the IPO?

	•	Q5. Why didn’t we tell our employees and stockholders about the IPO sooner?

	•	Q6. How will the merger and the IPO affect our corporate structure?

	•	Q8. How long will it take to complete the proposed transactions?

	•	Q9. Will New SAIC essentially be the same company after we have outside investors? Updated 15 Nov 2005

	•	Q10. Will our relationships with customers, suppliers and employees change?

	•	Q11. Will our executive officers or the members of our board of directors change? Updated 15 Nov 2005

	•	Q12. Does management still think employee ownership is important?

	•	Q15. Why will I be entitled to receive two shares of new class A preferred stock (rather than just one share) for every one share of class A common stock that I own? Why will I be entitled to receive 40 shares of new class A preferred stock (rather than just 20 shares) for every one share of class B common stock that I own?

	•	Q19. What happens if the stockholders do not adopt the merger agreement?

	•	Q20. Can our board of directors abandon the merger and other transactions even if stockholder approval is obtained?

	•	Q21. What is an IPO?

	•	Q22. How and when will we complete our IPO?

	•	Q23. How will the IPO price be determined? Updated 15 Nov 2005

	•	Q24. Where will the new common stock be traded?

•	Q25. How much stock are we selling to the public?

•	Q26. How was the size of the IPO determined?

•	Q27. What are the risks to my investment associated with the IPO?

•	Q28. Who do we expect will buy shares in the IPO?

•	Q29. Will there be a “friends and family” program under which I can buy shares in the IPO?

•	Q30. What will we do with the proceeds from the IPO? Updated 15 Nov 2005

•	Q37. What will our dividend policy be after the IPO? Updated 14 Oct 2005

•	Q39. Why do the public investors receive a different class of stock than our existing stockholders?

•	Q61. How will the merger and the IPO impact pending offers to receive options matched to shares purchased in the limited market?

•	Q78. Will the merger or the IPO change how I exercise my stock options?

•	Q79. How will I know the stock price of the class A common stock if I decide to exercise my options before the merger and the IPO?

•	Q82. Now that I’ve been advised of the merger and the IPO, can I change my mind and unwind a previous option exercise? Can I cancel a current option exercise transaction if it hasn’t been processed yet?

•	Q95. Will the transfer restrictions on the new class A preferred stock prohibit me from reallocating investments in my SAIC 401(k) plan account after the merger and the IPO? Updated 15 Nov 2005

•	Q96. As a result of the merger and the IPO, will we consider any changes to our policies concerning the exchangeability of SAIC stock held in the Non-exchangeable Company Stock Fund?

•	Q97. Can I still request loans, hardship withdrawals or distributions from the SAIC 401(k) plan before the merger and the IPO? What about during the transfer restriction periods?

•	Q116. Will there be anyone at SAIC who is available to talk to me or my financial advisor about how the merger and the IPO will impact my existing stock and option holdings?

•	Q117. After the merger and the IPO, will I or my financial advisor be able to speak with someone at SAIC about my directly held stock?

•	Q118. Will you need to sign replacement stock option or stock restriction agreements as a result of the merger and the IPO?

•	Q119. Will we make commemorative stock certificates available to our stockholders before or after the IPO?

•	Q121. Will our employees, senior executives or directors be given an opportunity to buy more of our stock in the IPO? Added 23 Sep 2005

•	Q127. What is the purpose of the special dividend? Updated 14 Oct 2005

•	Q128. What impact will the special dividend have on the offering price of the new common stock we intend to sell in the proposed IPO? Added 23 Sep 2005

•	Q129. What will be the record date for determining shares upon which the special dividend will be paid? Added 23 Sep 2005

•	Q135. Will I lose the benefit of the special dividend if I don’t exercise my stock options before the record date for the special dividend? Added 23 Sep 2005

•	Q136. Will the merger or the IPO impact the vesting schedule or expiration date of my outstanding stock options? Will I lose them if I don’t exercise them before the merger or the IPO? Added 23 Sep 2005

•	Q138. Will the merger or the IPO affect when I may exercise my outstanding stock options? Added 23 Sep 2005

•	Q139. Will the merger or the IPO affect the process I use to exercise stock options? Added 23 Sep 2005

•	Q140. After the merger and the IPO, can I use stock to pay the exercise price and tax withholding when I exercise stock options? Added 23 Sep 2005

•	Q141. After the merger and the IPO, will the transfer restrictions on the new class A preferred stock impact my ability to use stock to exercise my stock options and to pay withholding taxes on any gains? Added 23 Sep 2005

•	Q142. Will the merger or the IPO impact the six-month holding period for stock acquired upon exercise of stock options and used to pay the exercise price for other stock options? Added 23 Sep 2005

•	Q151. Will the proposed IPO impact how gains upon exercise of stock options are taxed? Added 23 Sep 2005

•	Q169. If we do not complete the merger and the IPO, will we establish additional limited market trades? If so, when? Added 23 Sep 2005

•	Q178. In the Amendment to the S-4 filed with the SEC on October 14, 2005, the company says that the special dividend will be declared and paid by Old SAIC on shares of Old SAIC common stock. The S-4 filed with the SEC on September 1, 2005 stated the special dividend would be declared and paid by New SAIC on new class A preferred stock. How will this change impact holders of class A common stock and class B common stock? Added 14 Oct 2005

5.	Special Dividend

	•	Q1. What transactions do we intend to complete? Updated 14 Oct 2005

	•	Q17. What are the tax consequences of the merger? Updated 15 Nov 2005

	•	Q30. What will we do with the proceeds from the IPO? Updated 15 Nov 2005

	•	Q31. What is a dividend?

	•	Q32. Why do we plan to pay a special dividend? Updated 14 Oct 2005

	•	Q33. What is the amount of the special dividend? Updated 15 Nov 2005

	•	Q34. How will the amount of the dividend be determined?

	•	Q35. When will the special dividend be paid? Updated 14 Oct 2005

	•	Q36. What are the tax consequences of the special dividend? Updated 15 Nov 2005

	•	Q37. What will our dividend policy be after the IPO? Updated 14 Oct 2005

	•	Q64. Will the special dividend be paid on unvested shares? Updated 14 Oct 2005

	•	Q75. How will the special dividend affect the value of my stock?

	•	Q76. How will the special dividend affect my outstanding stock options? How will the merger affect my outstanding stock options? Updated 14 Oct 2005

	•	Q94. How will the SAIC 401(k) plan treat the special dividend? Updated 15 Nov 2005

	•	Q127. What is the purpose of the special dividend? Updated 14 Oct 2005

	•	Q128. What impact will the special dividend have on the offering price of the new common stock we intend to sell in then proposed IPO? Added 23 Sep 2005

•	Q129. What will be the record date for determining shares upon which the special dividend will be paid? Added 23 Sep 2005

•	Q130. Why can’t I elect to receive stock rather than cash as part of the special dividend? Could I receive a stock dividend on a tax-deferred basis? Updated 14 Oct 2005

•	Q131. Did we consider paying off some or all of our long-term debt rather than paying the special dividend? Added 23 Sep 2005

•	Q132. Which securities are entitled to receive dividends and which securities are not? Added 23 Sep 2005

•	Q133. When will we receive the IRS guidance referenced in Questions 87 and 94 of the Supplemental Q&A? When will we know whether we can elect to receive cash proceeds from the special dividend paid with respect to Old SAIC common stock held in the ESRP and the SAIC 401(k) plan? Updated 15 Nov 2005

•	Q134. How will the special dividend be paid on stock held in “rabbi trusts”? Updated 15 Nov 2005

•	Q135. Will I lose the benefit of the special dividend if I don’t exercise my stock options before the record date for the special dividend? Added 23 Sep 2005

•	Q136. Will the merger or the IPO impact the vesting schedule or expiration date of my outstanding stock options? Will I lose them if I don’t exercise them before the merger or the IPO? Added 23 Sep 2005

•	Q147. How will the special dividend be taxed? Updated 15 Nov 2005

•	Q148. At what rate will the special dividend be taxed? Are there holding period requirements to receive favorable special dividend tax treatment? Updated 15 Nov 2005

•	Q149. Will the special dividend paid on vested, directly held stock be taxed differently than the special dividend paid on unvested stock or stock held in deferred compensation accounts? Added 23 Sep 2005

	•	Q150. Can I make a “section 83(b) election” now to minimize taxes on dividends paid on unvested stock? Added 23 Sep 2005

	•	Q178. In the Amendment to the S-4 filed with the SEC on October 14, 2005, the company says that the special dividend will be declared and paid by Old SAIC on shares of Old SAIC common stock. The S-4 filed with the SEC on September 1, 2005 stated the special dividend would be declared and paid by New SAIC on new class A preferred stock. How will this change impact holders of class A common stock and class B common stock? Added 14 Oct 2005

6.	Employee Ownership

	•	Q7. Will our new corporate structure affect the way we conduct business?

	•	Q9. Will New SAIC essentially be the same company after we have outside investors? Updated 15 Nov 2005

	•	Q10. Will our relationships with customers, suppliers and employees change?

	•	Q12. Does management still think employee ownership is important?

	•	Q25. How much stock are we selling to the public?

	•	Q39. Why do the public investors receive a different class of stock than our existing stockholders?

	•	Q174. As our existing stockholders sell their shares in the public market following the merger and the IPO, won’t employee ownership of New SAIC decrease? Updated 15 Nov 2005

	•	Q175. Will the Certified Employee Owner (C.E.O.) program continue after the IPO? Added 23 Sep 2005

7.	My Stock Account

	•	Q15. Why will I be entitled to receive two shares of new class A preferred stock (rather than just one share) for every one share of class A common stock that I own? Why will I be entitled to receive 40 shares of new class A preferred stock (rather than just 20 shares) for every one share of class B common stock that I own?

	•	Q16. Why are there two classes of Old SAIC common stock and why do the holders of class B common stock receive more shares than the holders of the class A common stock?

	•	Q29. Will there be a “friends and family” program under which I can buy shares in the IPO?

	•	Q30. What will we do with the proceeds from the IPO? Updated 15 Nov 2005

	•	Q38. What are the differences between the new class A preferred stock and the new common stock?

	•	Q40. What must I do to get my new class A preferred stock? Updated 15 Nov 2005

	•	Q48. Will I be permitted to enter into a hedging transaction to avoid the risk of my new class A preferred stock?

	•	Q71. Where can I find a summary of how the merger and the IPO impact some important employee benefits and stockholder rights? Updated 15 Nov 2005

	•	Q75. How will the special dividend affect the value of my stock?

	•	Q108. Should I convert my certificate-bearing account to book-entry form before the merger and the IPO?

	•	Q109. Will I need to open an account at a new brokerage firm after the merger and the IPO?

	•	Q110. Will I need to pay a commission for stock transactions after the merger and the IPO?

	•	Q115. Will we continue to maintain stock records with respect to the class A and class B common stock of Old SAIC?

	•	Q116. Will there be anyone at SAIC who is available to talk to me or my financial advisor about how the merger and the IPO will impact my existing stock and option holdings?

	•	Q117. After the merger and the IPO, will I or my financial advisor be able to speak with someone at SAIC about my directly held stock?

	•	Q132. Which securities are entitled to receive dividends and which securities are not? Added 23 Sep 2005

	•	Q166. Will SAIC provide an adjusted stock history report to help me track the tax basis in my shares? Added 23 Sep 2005

	•	Q167. What do I need to do to sell my shares through a broker after the merger and the IPO? Added 23 Sep 2005

	•	Q168. Will SAIC establish arrangements with any particular brokerage firms? Added 23 Sep 2005

	•	Q176. Do the “quiet period” restrictions prevent me from discussing the proposed merger and IPO with my financial advisor? Added 23 Sep 2005

	•	Q184. When will I find out if I need to transfer my shares to a new broker and how I will interact with the new plan administrator for transactions such as option exercises? Added 15 Nov 2005

7a.	Preferred Stock

	•	Q14. What will I be entitled to receive in the merger? Updated 15 Nov 2005

	•	Q15. Why will I be entitled to receive two shares of new class A preferred stock (rather than just one share) for every one share of class A common stock that I own? Why will I be entitled to receive 40 shares of new class A preferred stock (rather than just 20 shares) for every one share of class B common stock that I own?

•	Q16. Why are there two classes of Old SAIC common stock and why do the holders of class B common stock receive more shares than the holders of the class A common stock?

•	Q17. What are the tax consequences of the merger? Updated 15 Nov 2005

•	Q18. Do I have appraisal rights?

•	Q25. How much stock are we selling to the public?

•	Q27. What are the risks to my investment associated with the IPO?

•	Q33. What is the amount of the special dividend? Updated 15 Nov 2005

•	Q35. When will the special dividend be paid? Updated 14 Oct 2005

•	Q36. What are the tax consequences of the special dividend? Updated 15 Nov 2005

•	Q37. What will our dividend policy be after the IPO? Updated 14 Oct 2005

•	Q38. What are the differences between the new class A preferred stock and the new common stock?

•	Q39. Why do the public investors receive a different class of stock than our existing stockholders?

•	Q40. What must I do to get my new class A preferred stock? Updated 15 Nov 2005

•	Q41. What will happen to our right of first refusal and right to repurchase your stock?

•	Q42. What will happen to the new class A preferred stock that I will own if my affiliation terminates or I retire?

•	Q43. What if I am no longer affiliated with SAIC and hold shares subject to a special arrangement (e.g., the alumni program, former employee program or other agreement extending Old SAIC’s right of repurchase)?

•	Q44. Will I be able to sell or transfer my new class A preferred stock immediately?

•	Q69. After the merger, can I use my new class A preferred stock to pay the tax withholding related to any stock bonus I receive?

•	Q70. After the merger, can I use my new class A preferred stock to pay the exercise price and tax withholding due when I exercise my stock options?

•	Q80. What transfer restrictions will apply to the new class A preferred stock I acquire if I exercise my existing stock options after the merger and the IPO? Updated 15 Nov 2005

•	Q90. Can I still take an in-kind distribution from the ESRP? Will the distribution be in new class A preferred stock? Updated 15 Nov 2005

•	Q132. Which securities are entitled to receive dividends and which securities are not? Added 23 Sep 2005

•	Q143. What class of stock will I receive if I exercise my stock options after the merger? Added 23 Sep 2005

•	Q145. How will the merger and the IPO impact the tax basis of my stock? Added 23 Sep 2005

•	Q146. How will the merger and the IPO impact the holding period for calculating long-term vs. short-term gains and losses? Added 23 Sep 2005

•	Q156. After the merger and the IPO, will the stock held in the ESRP, the SAIC 401(k) plan and the AMSEC 401(k) plan be subject to transfer restrictions? If so, how will SAIC facilitate exchanges and diversification transactions? Updated 15 Nov 2005

•	Q179. Why will options granted under the 2006 Equity Incentive Plan be for the purchase of new common stock rather than for new class A preferred stock? Added 15 Nov 2005

	•	Q180. Will these proposed IRS tax regulations impact options that have already been granted? Added 15 Nov 2005

	•	Q181. Is it possible that changes will be made to these proposed IRS tax regulations prior to their becoming final? Added 15 Nov 2005

7b.	Loans - Stock Purchase, Stock Pledge, Retirement Plans

	•	Q92. Can I still request loans, hardship withdrawals or distributions from the ESRP before the merger and the IPO?

	•	Q97. Can I still request loans, hardship withdrawals or distributions from the SAIC 401(k) plan before the merger and the IPO? What about during the transfer restriction periods?

	•	Q112. How will the merger and the IPO affect me if I previously pledged my shares of class A or class B common stock to collateralize a loan?

	•	Q114. How do I determine the tax basis of my shares of class A and class B common stock of Old SAIC?

7c.	Taxes

	•	Q17. What are the tax consequences of the merger? Updated 15 Nov 2005

	•	Q36. What are the tax consequences of the special dividend? Updated 15 Nov 2005

	•	Q46. Why will the sale of my stock be restricted?

	•	Q69. After the merger, can I use my new class A preferred stock to pay the tax withholding related to any stock bonus I receive?

	•	Q70. After the merger, can I use my new class A preferred stock to pay the exercise price and tax withholding due when I exercise my stock options?

•	Q114. How do I determine the tax basis of my shares of class A and class B common stock of Old SAIC?

•	Q115. Will we continue to maintain stock records with respect to the class A and class B common stock of Old SAIC?

•	Q130. Why can’t I elect to receive stock rather than cash as part of the special dividend? Could I receive a stock dividend on a tax-deferred basis? Updated 14 Oct 2005

•	Q140. After the merger and the IPO, can I use stock to pay the exercise price and tax withholding when I exercise stock options? Added 23 Sep 2005

•	Q141. After the merger and the IPO, will the transfer restrictions on the new class A preferred stock impact my ability to use stock to exercise my stock options and to pay withholding taxes on any gains? Added 23 Sep 2005

•	Q144. What are the anticipated tax consequences of the merger and the IPO for foreign stockholders? Added 23 Sep 2005

•	Q145. How will the merger and the IPO impact the tax basis of my stock? Added 23 Sep 2005

•	Q146. How will the merger and the IPO impact the holding period for calculating long-term vs. short-term gains and losses? Added 23 Sep 2005

•	Q147. How will the special dividend be taxed? Updated 15 Nov 2005

•	Q148. At what rate will the special dividend be taxed? Are there holding period requirements to receive favorable special dividend tax treatment? Updated 15 Nov 2005

•	Q149. Will the special dividend paid on vested, directly held stock be taxed differently than the special dividend paid on unvested stock or stock held in deferred compensation accounts? Added 23 Sep 2005

•	Q150. Can I make a “section 83(b) election” now to minimize taxes on dividends paid on unvested stock? Added 23 Sep 2005

•	Q151. Will the proposed IPO impact how gains upon exercise of stock options are taxed? Added 23 Sep 2005

•	Q166. Will SAIC provide an adjusted stock history report to help me track the tax basis in my shares? Added 23 Sep 2005

7d. Stock Transfers

•	Q27. What are the risks to my investment associated with the IPO?

•	Q38. What are the differences between the new class A preferred stock and the new common stock?

•	Q41. What will happen to our right of first refusal and right to repurchase your stock?

•	Q44. Will I be able to sell or transfer my new class A preferred stock immediately?

•	Q45. Who is a “permitted transferee”?

•	Q46. Why will the sale of my stock be restricted?

•	Q47. What additional transfer restrictions apply to our directors and executive officers?

•	Q111. Will I still have an opportunity to transfer my shares of class A or class B common stock as part of my charitable giving and estate planning prior to the merger and the IPO?

•	Q137. Is there an early deadline this year for transfers specifically required to facilitate stock-for-stock option exercises? Added 23 Sep 2005

•	Q164. Is there an early deadline this year for transfers to family members and trusts for estate planning purposes? Added 23 Sep 2005

7e.	Employment Status Changes

	•	Q42. What will happen to the new class A preferred stock that I will own if my affiliation terminates or I retire?

	•	Q43. What if I am no longer affiliated with SAIC and hold shares subject to a special arrangement (e.g., the alumni program, former employee program or other agreement extending Old SAIC’s right of repurchase)?

	•	Q77. What will happen to my unexercised stock options if my employment or affiliation terminates?

	•	Q106. If my affiliation with SAIC has terminated or is terminating, how will I know if you will repurchase my stock?

8.	Buying and Selling

	•	Q41. What will happen to our right of first refusal and right to repurchase your stock?

	•	Q43. What if I am no longer affiliated with SAIC and hold shares subject to a special arrangement (e.g., the alumni program, former employee program or other agreement extending Old SAIC’s right of repurchase)?

	•	Q51. After the IPO, how can I sell my shares of new class A preferred stock? What will be the price?

	•	Q52. Will I be able to buy more shares in the public market?

	•	Q59. Why do we plan to cancel the limited market trade scheduled for December?

	•	Q61. How will the merger and the IPO impact pending offers to receive options matched to shares purchased in the limited market?

	•	Q62. When was the deadline for requesting authorization to purchase more than $20,000 in the October limited market trade?

	•	Q71. Where can I find a summary of how the merger and the IPO impact some important employee benefits and stockholder rights? Updated 15 Nov 2005

	•	Q120. How can SAIC employees buy stock before the proposed IPO? Added 23 Sep 2005

	•	Q121. Will our employees, senior executives or directors be given an opportunity to buy more of our stock in the IPO? Added 23 Sep 2005

	•	Q122. What do I need to do to purchase stock in the October limited market trade? Added 23 Sep 2005

	•	Q123. Why didn’t the company extend the deadline for requests to purchase more than $20,000 of stock in the October limited market trade? Added 23 Sep 2005

	•	Q124. Will any employees, senior executives or directors who knew of the proposed IPO be permitted to purchase more than $20,000 of stock in the limited market trade rescheduled for October? Added 23 Sep 2005

	•	Q125. What is the First Time Buyers Program? Will this program still be available for the October limited market trade? Added 23 Sep 2005

	•	Q126. What is the 2004 ESPP? Will this program continue to be available until the proposed IPO? Added 23 Sep 2005

	•	Q167. What do I need to do to sell my shares through a broker after the merger and the IPO? Added 23 Sep 2005

	•	Q184. When will I find out if I need to transfer my shares to a new broker and how I will interact with the new plan administrator for transactions such as option exercises? Added 15 Nov 2005

8a.	Upcoming Trade

	•	Q49. Can I buy or sell shares in the limited market before the completion of the IPO? Updated 15 Nov 2005

•		Q55. When will the next limited market trade take place? Did we change any of our normal stock trade procedures?

	•	Q57. Will we conduct a limited market trade in December? Do we plan to conduct any more limited market trades before the IPO?

	•	Q58. Why did we decide to delay the limited market trade scheduled for September?

	•	Q59. Why do we plan to cancel the limited market trade scheduled for December?

	•	Q60. I planned to use funds from selling stock in the September limited market trade for an extraordinary financial commitment. What should I do if I can’t wait until the October limited market trade for the funds?

	•	Q62. When was the deadline for requesting authorization to purchase more than $20,000 in the October limited market trade?

	•	Q71. Where can I find a summary of how the merger and the IPO impact some important employee benefits and stockholder rights? Updated 15 Nov 2005

	•	Q120. How can SAIC employees buy stock before the proposed IPO? Added 23 Sep 2005

	•	Q122. What do I need to do to purchase stock in the October limited market trade? Added 23 Sep 2005

	•	Q123. Why didn’t the company extend the deadline for requests to purchase more than $20,000 of stock in the October limited market trade? Added 23 Sep 2005

	•	Q124. Will any employees, senior executives or directors who knew of the proposed IPO be permitted to purchase more than $20,000 of stock in the limited market trade rescheduled for October? Added 23 Sep 2005

	•		Q125. What is the First Time Buyers Program? Will this program still be available for the October limited market trade? Added 23 Sep 2005

		•	Q126. What is the 2004 ESPP? Will this program continue to be available until the proposed IPO? Added 23 Sep 2005

		•	Q169. If we do not complete the merger and the IPO, will we establish additional limited market trades? If so, when? Added 23 Sep 2005

8b.		Right of Repurchase

		•	Q41. What will happen to our right of first refusal and right to repurchase your stock?

		•	Q42. What will happen to the new class A preferred stock that I will own if my affiliation terminates or I retire?

		•	Q43. What if I am no longer affiliated with SAIC and hold shares subject to a special arrangement (e.g., the alumni program, former employee program or other agreement extending Old SAIC’s right of repurchase)?

		•	Q91. If I have taken a distribution of shares from the ESRP and those shares are eligible for the “put” option under the ESRP (i.e., the right to require us to repurchase those shares), will we repurchase these shares? Updated 15 Nov 2005

		•	Q105. If my affiliation with SAIC terminated earlier this year, and you’ve repurchased some but not all of my shares, will you repurchase my remaining shares?

		•	Q106. If my affiliation with SAIC has terminated or is terminating, how will I know if you will repurchase my stock?

8c.		Financial Hardships (Direct Stock and Retirement Plans)

		•	Q49. Can I buy or sell shares in the limited market before the completion of the IPO? Updated 15 Nov 2005

	•	Q60. I planned to use funds from selling stock in the September limited market trade for an extraordinary financial commitment. What should I do if I can’t wait until the October limited market trade for the funds?

	•	Q81. Will the transfer restrictions prevent SAIC from continuing its Financial Hardship Policy?

	•	Q92. Can I still request loans, hardship withdrawals or distributions from the ESRP before the merger and the IPO?

	•	Q97. Can I still request loans, hardship withdrawals or distributions from the SAIC 401(k) plan before the merger and the IPO? What about during the transfer restriction periods?

	•	Q102. Can I still request loans, hardship withdrawals or distributions from the AMSEC 401(k) plan before the merger and the IPO? What about during the transfer restrictions on the new class A preferred stock?

8d.		ESPP

	•	Q74. After the IPO, how will we determine the price for the new class A preferred stock?

	•	Q83. How will the merger and the IPO impact the 2004 ESPP?

	•	Q84. What will happen to funds accumulated in the 2004 ESPP after the last purchase under the plan? Updated 15 Nov 2005

	•	Q85. What will be the purchase price of the new class A preferred stock under the 2006 ESPP?

	•	Q120. How can SAIC employees buy stock before the proposed IPO? Added 23 Sep 2005

	•	Q126. What is the 2004 ESPP? Will this program continue to be available until the proposed IPO? Added 23 Sep 2005

	•	Q165. How often will participants be able to buy stock through the proposed 2006 ESPP? Updated 15 Nov 2005

	•	Q171. If I withdraw from the 2004 ESPP, will I be able to re-enroll in the proposed 2006 ESPP? Added 23 Sep 2005

8e.	FTBP

	•	Q61. How will the merger and the IPO impact pending offers to receive options matched to shares purchased in the limited market?

	•	Q67. Will we continue to offer matching option programs after the merger and the IPO?

	•	Q125. What is the First Time Buyers Program? Will this program still be available for the October limited market trade? Added 23 Sep 2005

8f.	Lock-up Period

	•	Q44. Will I be able to sell or transfer my new class A preferred stock immediately?

	•	Q46. Why will the sale of my stock be restricted?

	•	Q80. What transfer restrictions will apply to the new class A preferred stock I acquire if I exercise my stock options after the merger and the IPO? Updated 15 Nov 2005

	•	Q88. Will transfer restrictions on the new class A preferred stock prohibit me from diversifying my ESRP account after the merger and the IPO? Updated 15 Nov 2005

	•	Q90. Can I still take an in-kind distribution from the ESRP? Will the distribution be in new class A preferred stock? Updated 15 Nov 2005

	•	Q95. Will the transfer restrictions on the new class A preferred stock prohibit me from reallocating investments in my SAIC 401(k) plan account after the merger and the IPO? Updated 15 Nov 2005

	•	Q97. Can I still request loans, hardship withdrawals or distributions from the SAIC 401(k) plan before the merger and the IPO? What about during the transfer restriction periods?

	•	Q100. Will the transfer restrictions on the new class A preferred stock prohibit me from exchanging funds in my AMSEC 401(k) Exchangeable Company Stock Fund after the IPO? Updated 15 Nov 2005

	•	Q102. Can I still request loans, hardship withdrawals or distributions from the AMSEC 401(k) plan before the merger and the IPO? What about during the transfer restrictions on the new class A preferred stock?

	•	Q141. After the merger and the IPO, will the transfer restrictions on the new class A preferred stock impact my ability to use stock to exercise my stock options and to pay withholding taxes on any gains? Added 23 Sep 2005

	•	Q143. What class of stock will I receive if I exercise my stock options after the merger? Updated 15 Nov 2005

	•	Q158. What are the scheduled dates for private transactions between SAIC and our retirement plans during 2006? Updated 15 Nov 2005

9.	Options & Vesting Stock

	•	Q63. Will the merger or the IPO impact vesting schedules for my outstanding stock and options?

	•	Q64. Will the special dividend be paid on unvested shares? Updated 14 Oct 2005

	•	Q65. Will we continue to award bonus shares under the 1984 Bonus Compensation Plan?

	•	Q70. After the merger, can I use my new class A preferred stock to pay the exercise price and tax withholding due when I exercise my stock options?

•		Q71. Where can I find a summary of how the merger and the IPO impact some important employee benefits and stockholder rights? Updated 15 Nov 2005

	•	Q76. How will the special dividend affect my outstanding stock options? How will the merger affect my outstanding stock options? Updated 14 Oct 2005

	•	Q77. What will happen to my unexercised stock options if my employment or affiliation terminates?

	•	Q78. Will the merger or the IPO change how I exercise my stock options?

	•	Q79. How will I know the stock price of the class A common stock if I decide to exercise my options before the merger and the IPO?

	•	Q80. What transfer restrictions will apply to the new class A preferred stock I acquire if I exercise my existing stock options after the merger and the IPO? Updated 15 Nov 2005

	•	Q82. Now that I’ve been advised of the merger and the IPO, can I change my mind and unwind a previous option exercise? Can I cancel a current option exercise transaction if it hasn’t been processed yet?

	•	Q118. Will you need to sign replacement stock option or stock restriction agreements as a result of the merger and the IPO?

	•	Q125. What is the First Time Buyers Program? Will this program still be available for the October limited market trade? Added 23 Sep 2005

	•	Q132. Which securities are entitled to receive dividends and which securities are not? Added 23 Sep 2005

	•	Q135. Will I lose the benefit of the special dividend if I don’t exercise my stock options before the record date for the special dividend? Added 23 Sep 2005

	•	Q136. Will the merger or the IPO impact the vesting schedule or expiration date of my outstanding stock options? Will I lose them if I don’t exercise them before the merger or the IPO? Added 23 Sep 2005

•	Q137. Is there an early deadline this year for transfers specifically required to facilitate stock-for-stock option exercises? Added 23 Sep 2005

•	Q138. Will the merger or the IPO affect when I may exercise my outstanding stock options? Added 23 Sep 2005

•	Q139. Will the merger or the IPO affect the process I use to exercise stock options? Added 23 Sep 2005

•	Q140. After the merger and the IPO, can I use stock to pay the exercise price and tax withholding when I exercise stock options? Added 23 Sep 2005

•	Q141. After the merger and the IPO, will the transfer restrictions on the new class A preferred stock impact my ability to use stock to exercise my stock options and to pay withholding taxes on any gains? Added 23 Sep 2005

•	Q142. Will the merger or the IPO impact the six-month holding period for stock acquired upon exercise of stock options and used to pay the exercise price for other stock options? Added 23 Sep 2005

•	Q143. What class of stock will I receive if I exercise my stock options after the merger? Updated 15 Nov 2005

•	Q149. Will the special dividend paid on vested, directly held stock be taxed differently than the special dividend paid on unvested stock or stock held in deferred compensation accounts? Added 23 Sep 2005

•	Q150. Can I make a “section 83(b) election” now to minimize taxes on dividends paid on unvested stock? Added 23 Sep 2005

•	Q151. Will the proposed IPO impact how gains upon exercise of stock options are taxed? Added 23 Sep 2005

	•	Q170. Will stock options be transferable after the merger and the IPO? Added 23 Sep 2005

	•	Q173. After the merger and the IPO, will options granted to employees be options to purchase new common stock with one vote per share or options to purchase new class A preferred stock with 10 votes per share? Updated 15 Nov 2005

	•	Q179. Why will options granted under the 2006 Equity Incentive Plan be for the purchase of new common stock rather than for new class A preferred stock? Added 15 Nov 2005

	•	Q180. Will these proposed IRS tax regulations impact options that have already been granted? Added 15 Nov 2005

	•	Q181. Is it possible that changes will be made to these proposed IRS tax regulations prior to their becoming final? Added 15 Nov 2005

	•	Q184. When will I find out if I need to transfer my shares to a new broker and how I will interact with the new plan administrator for transactions such as option exercises? Added 15 Nov 2005

9a.	Bonus Program

	•	Q65. Will we continue to award bonus shares under the 1984 Bonus Compensation Plan?

	•	Q66. Will we continue to grant options under the 1999 Stock Incentive Plan? Updated 15 Nov 2005

	•	Q67. Will we continue to offer matching option programs after the merger and the IPO?

	•	Q69. After the merger, can I use my new class A preferred stock to pay the tax withholding related to any stock bonus I receive?

	•	Q71. Where can I find a summary of how the merger and the IPO impact some important employee benefits and stockholder rights? Updated 15 Nov 2005

•	Q74. After the IPO, how will we determine the price for the new class A preferred stock?

•	Q118. Will you need to sign replacement stock option or stock restriction agreements as a result of the merger and the IPO?

•	Q172. After the merger and the IPO, will stock awards granted to employees be for new common stock with one vote per share or new class A preferred stock with 10 votes per share? Added 23 Sep 2005

10. Retirement Programs

•	Q56. When will the next retirement plans transactions take place? Did we change any of our normal procedures for retirement plans transactions?

•	Q68. Can our retirement plans buy or sell stock before the IPO?

•	Q71. Where can I find a summary of how the merger and the IPO impact some important employee benefits and stockholder rights? Updated 15 Nov 2005

•	Q72. When and how will we determine the price for the class A common stock for the October limited market trade?

•	Q73. When and how will we determine the price for the class A common stock for pre-IPO transactions with SAIC retirement plans in December?

•	Q74. After the IPO, how will we determine the price for the new class A preferred stock?

•	Q120. How can SAIC employees buy stock before the proposed IPO? Added 23 Sep 2005

•	Q132. Which securities are entitled to receive dividends and which securities are not? Added 23 Sep 2005

•	Q133. When will we receive the IRS guidance referenced in Questions 87 and 94 of the Supplemental Q&A? When will we know whether we can elect to receive cash proceeds from the special dividend paid with respect to Old SAIC common stock held in the ESRP and the SAIC 401(k) plan? Updated 15 Nov 2005

•	Q153. What is the difference between units in the SAIC stock funds and shares of SAIC stock? Added 23 Sep 2005

•	Q154. How do I determine the number of shares I hold through my accounts in the SAIC retirement plans? Added 23 Sep 2005

•	Q155. Can I vote the shares held in the SAIC Exchangeable Stock Fund and the SAIC Non-Exchangeable Stock Fund, or does the trustee vote the shares? Added 23 Sep 2005

•	Q156. After the merger and the IPO, will the stock held in the ESRP, the SAIC 401(k) plan and the AMSEC 401(k) plan be subject to transfer restrictions? If so, how will SAIC facilitate exchanges and diversification transactions? Updated 15 Nov 2005

•	Q158. What are the scheduled dates for private transactions between SAIC and our retirement plans during 2006? Updated 15 Nov 2005

•	Q182. Where can I find information regarding the special rules that apply to in-kind distributions from the Employee Stock Retirement Plan? Added 15 Nov 2005

•	Q183. If I want to take an in-kind distribution from the ESRP before December 31, 2005 or before the dividend record date and IPO, when do I need to submit my request? Added 15 Nov 2005

10a. 401(k)

•	Q49. Can I buy or sell shares in the limited market before the completion of the IPO? Updated 15 Nov 2005

•	Q93. Will we continue matching and profit sharing contributions to the SAIC 401(k) plan?

•	Q94. How will the SAIC 401(k) plan treat the special dividend? Updated 15 Nov 2005

•	Q95. Will the transfer restrictions on the new class A preferred stock prohibit me from reallocating investments in my SAIC 401(k) plan account after the merger and the IPO? Updated 15 Nov 2005

•	Q96. As a result of the merger and the IPO, will we consider any changes to our policies concerning the exchangeability of SAIC stock held in the Non-exchangeable Company Stock Fund?

•	Q120. How can SAIC employees buy stock before the proposed IPO? Added 23 Sep 2005

•	Q133. When will we receive the IRS guidance referenced in Questions 87 and 94 of the Supplemental Q&A? When will we know whether we can elect to receive cash proceeds from the special dividend paid with respect to Old SAIC common stock held in the ESRP and the SAIC 401(k) plan? Updated 15 Nov 2005

•	Q152. What are the SAIC stock funds? Added 23 Sep 2005

•	Q156. After the merger and the IPO, will the stock held in the ESRP, the SAIC 401(k) plan and the AMSEC 401(k) plan be subject to transfer restrictions? If so, how will SAIC facilitate exchanges and diversification transactions? Updated 15 Nov 2005

•	Q157. Will SAIC reconsider allowing ESRP and 401(k) plan participants to exchange out of the Non-Exchangeable Company Stock Fund? Added 23 Sep 2005

•	Q159. What are the rules regarding how much I can accumulate in the SAIC stock funds within the SAIC 401(k) plan? Added 23 Sep 2005

•	Q161. What are the rules regarding how much I can contribute to the SAIC stock funds when rolling funds over from another qualified retirement plan into the SAIC 401(k) plan? Added 23 Sep 2005

•	Q163. When is the last day before the merger and the IPO to roll over money into the SAIC Exchangeable Stock Fund within the retirement plans? Added 23 Sep 2005

10b. ESRP

•	Q86. Will we continue to make annual contributions to the ESRP after the merger and the IPO?

•	Q87. How will the special dividend be treated under the ESRP? Updated 15 Nov 2005

•	Q88. Will transfer restrictions on the new class A preferred stock prohibit me from diversifying my ESRP account after the merger and the IPO? Updated 15 Nov 2005

•	Q89. When can you diversify non-exchangeable stock in the ESRP? As a result of the merger and the IPO, are we considering any changes to our policies concerning the exchangeability of SAIC stock held in the Non-Exchangeable Company Stock Fund?

•	Q90. Can I still take an in-kind distribution from the ESRP? Will the distribution be in new class A preferred stock? Updated 15 Nov 2005

•	Q91. If I have taken a distribution of shares from the ESRP and those shares are eligible for the “put” option under the ESRP (i.e., the right to require us to repurchase those shares), will we repurchase these shares? Updated 15 Nov 2005

•	Q92. Can I still request loans, hardship withdrawals or distributions from the ESRP before the merger and the IPO?

•	Q133. When will we receive the IRS guidance referenced in Questions 87 and 94 of the Supplemental Q&A? When will we know whether we can elect to receive cash proceeds from the special dividend paid with respect to Old SAIC common stock held in the ESRP and the SAIC 401(k) plan? Updated 15 Nov 2005

•	Q152. What are the SAIC stock funds? Added 23 Sep 2005

•	Q156. After the merger and the IPO, will the stock held in the ESRP, the SAIC 401(k) plan and the AMSEC 401(k) plan be subject to transfer restrictions? If so, how will SAIC facilitate exchanges and diversification transactions? Updated 15 Nov 2005

•	Q157. Will SAIC reconsider allowing ESRP and 401(k) plan participants to exchange out of the Non-Exchangeable Company Stock Fund? Added 23 Sep 2005

•	Q182. Where can I find information regarding the special rules that apply to in-kind distributions from the Employee Stock Retirement Plan? Added 15 Nov 2005

•	Q183. If I want to take an in-kind distribution from the ESRP before December 31, 2005 or before the dividend record date and IPO, when do I need to submit my request? Added 15 Nov 2005

10c. Non-Qualified Plans

•	Q104. How will the special dividend impact the stock deferral plans? Updated 15 Nov 2005

•	Q132. Which securities are entitled to receive dividends and which securities are not? Added 23 Sep 2005

•	Q134. How will the special dividend be paid on stock held in “rabbi trusts”? Updated 15 Nov 2005

•	Q149. Will the special dividend paid on vested, directly held stock be taxed differently than the special dividend paid on unvested stock or stock held in deferred compensation accounts? Added 23 Sep 2005

10d. Telcordia

•	Q103. How will the special dividend impact the Telcordia 401(k) plan?

10e. AMSEC

•	Q98. Will AMSEC continue matching contributions to the AMSEC 401(k) plan after the merger and the IPO?

•	Q99. How will the AMSEC 401(k) plan treat the special dividend? Updated 14 Oct 2005

•	Q100. Will the transfer restrictions on the new class A preferred stock prohibit me from exchanging funds in my AMSEC 401(k) Exchangeable Company Stock Fund after the IPO? Updated 15 Nov 2005

•	Q101. As a result of the merger and the IPO, will we consider any changes to our policies concerning the exchangeability of SAIC stock held in the Non-exchangeable Company Stock Fund?

•	Q102. Can I still request loans, hardship withdrawals or distributions from the AMSEC 401(k) plan before the merger and the IPO? What about during the transfer restrictions on the new class A preferred stock?

•	Q120. How can SAIC employees buy stock before the proposed IPO? Added 23 Sep 2005

•	Q152. What are the SAIC stock funds? Added 23 Sep 2005

•	Q156. After the merger and the IPO, will the stock held in the ESRP, the SAIC 401(k) plan and the AMSEC 401(k) plan be subject to transfer restrictions? If so, how will SAIC facilitate exchanges and diversification transactions? Updated 15 Nov 2005

•	Q160. What are the rules regarding how much I can accumulate in the SAIC stock funds within the AMSEC 401(k) plan? Added 23 Sep 2005

• Q162. What are the rules regarding how much I can contribute to the SAIC stock funds when rolling funds over from another qualified retirement plan into the AMSEC 401(k) plan?Added 23 Sep 2005

Forward-looking Statements
This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on
information currently available to our management. Any such
forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks,
uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication.
These risks, uncertainties and factors are discussed in the filings of
Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International
Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such
statements to actual results.

Additional Information and Where to Find It
More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important
information about the proposed merger and related proposals.
Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International
Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science
Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science
Applications International Corporation, 10260 Campus Point Drive,
M/S F-3, San Diego, California 92121, Attention: General Counsel
or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the
Securities Act of 1933, as amended.

Participants in the Solicitation
Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the
SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in
connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications
International Corporation and SAIC, Inc. and their interests, direct or indirect, by

security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.